UNITED STATES
SECURITIES AND EXCHANGE
 COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
Berkshire Hills Bancorp, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

084680107

(CUSIP Number)

Martin Tuchman
633 Prospect Avenue
Princeton, NJ  08540

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

December 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107
	1.	Martin Tuchman

	2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☑

	3.	SEC use only
	4.	Source of funds (see instructions) PF

	5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐

	6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,524,662[1]

	8.	Shared Voting Power 57,730

	9.	Sole Dispositive Power 2,524,662[1]

	10.	Shared Dispositive Power 57,730

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,392[1]

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 7.2%[1,2]

	14.	Type of Reporting Person (See Instructions) IN

[1] Includes 41,000 shares which the Reporting Person has the right to purchase through the exercise of call options.
[2] Based on 35,671,970 shares of the Issuer's common stock outstanding as of December 9, 2016.

Item 1.   Security and Issuer
This statement relates to shares of common stock, par value $0.01 per share ("common stock"), of Berkshire Hills Bancorp, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 24 North Street, Pittsfield, Massachusetts  01201.
Item 2.    Identity and Background
(a)-(c) Martin Tuchman, who is sometimes referred to in this statement as the "Reporting Person," is Chief Executive Officer of the Tuchman Group, which oversees holdings in real estate, banking and international shipping.  The Reporting Person has an address at 633 Prospect Avenue, Princeton, NJ  08540.  The Tuchman Group has an address at 4422 Route 27, Bldg A, PO Box 582, Kingston NJ 08258.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.
(f) The Reporting Person is a citizen of the United States of America.
Item 3.   Source and Amount of Funds or Other Consideration
On December 2, 2016, the Issuer, the holding company of Berkshire Bank, completed the acquisition of First Choice Bank, Lawrenceville, New Jersey, through the closing of the merger of First Choice Bank with and into Berkshire Bank (the "Merger"), pursuant to an Agreement and Plan of Merger by and among Issuer, Berkshire Bank and First Choice Bank, dated June 24, 2016 (the "Merger Agreement").  The Reporting Person received 2,530,373 shares of common stock, and The Tuchman Foundation, Inc. received 57,730 shares of common stock, in each case subject to adjustment for fractional shares, from Issuer in accordance with the Merger Agreement, in exchange for his shares of common and preferred stock of First Choice Bank.  The Reporting Person acquired his First Choice Bank stock and the call options described below in Item 5 with personal funds.  If the Reporting Person exercises any of the call options described below in Item 5, he anticipates paying the exercise price from personal funds.
Item 4.   Purpose of Transaction
The Reporting Person acquired the common stock reported in this statement through the Merger for investment purposes and, except for potential dispositions of common stock within the timing and volume limitations set forth in the agreement described in Item 6 and filed herewith as Exhibit 1 and potential acquisitions of common stock pursuant to the call options described below in Item 5, has no plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Person expects to evaluate on an ongoing basis his investment in Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire or dispose of shares of common stock or derivative securities to the extent deemed advisable in light of market conditions and other factors.  Any such acquisitions or dispositions may be made, subject to the Reporting Person's agreement with Issuer and applicable law, in open market or privately negotiated transactions or otherwise.

Item 5.   Interest in Securities of the Issuer
(a)	See Items 11 and 13 of the cover page to this Schedule 13D.
(b)
See Items 7 through 10 on the cover pages to this Schedule 13D.  The Reporting Person is a member, trustee and officer of The Tuchman Foundation, Inc., a New Jersey nonprofit corporation (the "Foundation") and, in his capacity as such, shares the power to vote and the power to dispose of the 57,730 shares of common stock held by Foundation with the Foundation.  The Foundation is a section 501(c)(3) charitable organization and has an address at 4422 Route 27, Bldg A, PO Box 582, Kingston NJ 08258.  During the last five years, the Foundation has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(c)	Other than through the Merger, as set forth in Item 3 above, the Reporting Person has affected the following transactions in the shares of common stock of the Issuer during the past 60 days.
Date	Transaction Type	No. of Shares	Price per Share
12/5/2016	Sale	1,079	$35.3000
12/5/2016	Sale	2,866	$35.2500
12/5/2016	Sale	10,000	$35.0000
12/5/2016	Sale	1,009	$34.8000
12/5/2016	Sale	873	$34.7500
12/5/2016	Sale	2,000	$34.7000
12/5/2016	Sale	4,000	$34.6550
12/5/2016	Sale	2,118	$34.6500
12/6/2016	Sale	2,468	$35.6500
12/7/2016	Sale	8,100	$35.7500
12/7/2016	Sale	1,600	$35.7750
12/7/2016	Sale	300	$35.7550
12/7/2016	Sale	149	$36.1000
12/8/2016	Sale	10,000	$36.1500
12/8/2016	Sale	149	$36.4000

All of the above listed sales were affected by the Reporting Person in open market transactions through a broker.
Date	Transaction Type	No. of Shares Underlying Options	Call Price per Share	Expiration Date	Price per Option
12/7/16	Purchase of Call Option	1,000	$35.00	1/20/2017	$1.2000
12/7/16	Purchase of Call Option	30,000	$40.00	1/20/2017	$0.1634
12/8/16	Purchase of Call Option	10,000	$40.00	1/20/2017	$0.3500

All of the above listed purchases were affected by the Reporting Person in open market transactions through a broker.

(d)	None.
(e)	Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrent with the execution of the Merger Agreement, the Reporting Person entered into an agreement with Issuer.  Such agreement provides that for a term of up to 36 months from the date of the closing of the Merger, the Reporting Person generally may not: (i) with certain exceptions, transfer common stock beneficially owned unless such transfers are within certain timing and volume limits, and if outside those timing or volume limitations, Issuer is provided the right of first refusal on any sale, (ii) influence corporate transactions or management of Issuer, or (iii) otherwise initiate or support actions or shareholder proposals unless such actions or proposals are approved or recommended by Issuer's board of directors. Additionally, during the term of this agreement, the Reporting Person must vote all common stock beneficially owned in a manner consistent with the recommendations of the board of directors of Issuer.  The foregoing description of the agreement is qualified in its entirety by the text of the agreement, which is filed herewith as Exhibit 1 and which is incorporated by reference.
Item 7.   Material to Be Filed as Exhibits
1.	Agreement dated June 24, 2016, by and between Berkshire Hills Bancorp, Inc. and Martin Tuchman.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2016	Martin Tuchman
Martin Tuchman